UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

I.	EDP Release: Communication from the Board of Directors

II.	EDP Release: ERSE Announces Parameters, Tariffs and Prices for Electricity and Other Services in 2005

Lisbon, December 6th 2004

Reuters: EDPP.IN / EDP.N	COMMUNICATION FROM THE BOARD OF DIRECTORS
Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR

Cristina Requicha

Elisabete Ferreira

Gonçalo Santos

Rui Antunes

Catarina Mello

Tel:  +351 21 001 2834

Fax:  +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

The year 2004 is coming to a close and there have been important developments in EDP’s recent history which merit a communication to the market, namely:

1.      Increase in EDP’s share capital

The capital increase of EUR 1.2 billion was completed on December 2, through the issue of 656,537,715 new shares, constituting the largest capital increase ever in Portugal. We consider that the total demand for the new shares of 1,467,086,140 - equivalent to 2.23 times the number of shares available in the aforementioned capital increase - surpassed our best expectations and the success achieved confirms the credibility that EDP has won with investors.

During the subscription period, we held 93 meetings with investors from nine different countries, including Portugal. The extremely positive response from the institutional investors, supporting the strategy of development and consolidation that we have been pursuing, together with the substantial demand on the part of small shareholders (30% of total demand), have created an additional responsibility for all of us whose job it is to fulfil the expectations created.

2.      Takeover of HidroCantábrico and Naturcorp in Spain

The whole of the above-mentioned share capital increase was to finance the acquisition of HidroCantábrico, the fourth largest Spanish electricity company and, indirectly, of Naturcorp, the second largest gas company in Spain. The transaction is expected to be completed on December 16, with the payment and exchange of shares.

EDP – Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Capital Social: € 3,656,537,715 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva: 500 697 256

This important step will make EDP the third largest Iberian electricity and gas company, creating the conditions for an important advance in its strategy of becoming an Iberian energy company, integrating the electricity and gas businesses.

The next stage will involve consolidation, integration and obtaining advantages in terms of costs and business due to the fact that we will be operating on a larger scale and on a broader geographical basis. While respecting the historical identity of the companies acquired, the market requires great professionalism and integrity from all of us in achieving appropriate levels of return for the shareholders’ investment. We will have to be relentless in pursuing these results.

3. Acquisition of gas assets from Gás de Portugal in exchange for our investment in GALP

Following the Council of Ministers Decision of May 10, 2003 (RCM 68/2003), in relation to the restructuring of the Portuguese energy sector, the Government invited GALP’s shareholders to find solutions to make its implementation possible. These solutions essentially involved anticipating the conditions for setting up the MIBEL (Iberian Electricity Market) and for implementing European directives on natural gas, namely, the separation of businesses and assets and the liberalisation of the sector. In order to bring about this restructuring, the Government accepted that, as a shareholder in the sector, the state would undertake to vote with the other shareholders on measures leading to the separation of gas access and transport infrastructure from distribution and supply assets, which would be allocated to EDP’s electricity business.

EDP, following the strategic option of jointly developing the electricity and gas businesses - a common practice with almost all our competitors in the Iberian Peninsula and other important European and North American groups - responded positively to the challenge set forth by the Government. As a result, in March this year, EDP entered into an agreement with GALP’s other shareholders and signed contracts which would lead to the acquisition of

GDP’s assets by a partnership formed between EDP and the Italian company Eni (51% and 49%, respectively), as foreseen under the aforementioned Council of Ministers Resolution.

In accordance with EU rules, and after normal transaction pre-notification contacts between the notifying entities and the European Commission, which took place between April and July of 2004, the formal notification was delivered to the European Commission’s Directorate General for Competition – the only body qualified to decide on these matters - on July 9, 2004. On August 13, the Commission initiated the second phase of investigation of the transaction (in-depth investigation), with a final decision being taken by the college of Commissioners at a meeting reportedly scheduled for December 8.

Independently of the Commission’s decision on this matter, EDP would like to mention the following:

1)	This decision will not change its strategy for jointly developing the Iberian electricity and gas businesses, the first important step of which was the indirect acquisition of the control of Naturcorp;

2)	The content of the Commission’s proposals and the consequent final proposal by EDP and Eni enshrines a clear political choice on the part of the Commission: it opposes the priority of creating a great “single market”, an area of rationalisation and competition, in favour of the supposed creation of competitive conditions within each national market at the cost of fragmenting the companies in that market, whatever its size. This precedent now created will need to be observed in the future by the Commission;

3)

There was a considerable effort to find mutually acceptable solutions by the Commission’s departments on one hand and by EDP and Eni on the other. EDP has always shown a great flexibility in an attempt to correspond to the Commission’s main concerns (which were in line with the points mentioned in paragraph 2 above), provided that this did not jeopardise its economic or competitive balance, given that from a mere analysis of the merits (or demerits) of a transaction of natural gas assets, they went on to question the ownership of the electricity production structure in

Portugal, forcing solutions that would affect the competitiveness of EDP to the benefit of its competitors, namely other Iberian operators with a much larger scale to ours;

4)	The advances in the negotiations leading up to the final proposal would have made it possible to anticipate the creation of effective competitive conditions in gas distribution and supply (which will only be totally reached in 2011 in the present framework) and in electricity generation, with clear benefits for Portuguese consumers, thus placing Portugal in the vanguard of European countries in this field. Therefore, although this may contribute to the advancement of the Commission’s above-mentioned political objectives, the possible rejection of this transaction will surely not be done in benefit of the Portuguese consumers.

4.	Preparing EDP for liberalisation, focusing on the customer

Focusing on the customer is, without a doubt, the main priority of the strategic projects that we currently have under way. We are obliged to do so by the growing demands of our customers, who in a few months will be free to choose their supplier (50% of the Portuguese electricity consumption already have this option). The increase of productivity, measured as the number of customers per employee, has grown 15% in the last twelve months, and the increase in the quality of service of the electricity distribution network, with the national interruption time lowering to half in approximately two years, are concrete steps towards this goal.

The same applies to the increase of investments in modern generation assets, namely with the start of two units of the combined cycle gas turbine plant in Ribatejo and the construction of a third unit which, in total, will satisfy 15% of the electricity needs of Portugal.

This constitutes an effort to be continued and intensified, until the results are visible to all, for the satisfaction of the Customers, the Shareholders and the Employees.

The Executive Committee

EDP – Energias de Portugal, S.A.

Lisbon, December 6th 2004

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	ERSE ANNOUNCES PARAMETERS, TARIFFS AND PRICES FOR ELECTRICITY AND OTHER SERVICES IN 2005

The Portuguese Energy Services Regulatory Authority (“ERSE”) made public, on December 3, 2004, the document relative to “the parameters, tariffs and prices for electricity and other services in Portugal” for 2005. As opposed to the two previous regulatory periods, which started in 1999 and 2002, both of 3 years, the next regulatory period will be of only one year, as it is considered of an “exceptional and transitory” nature due to the foreseen implementation of the Iberian Electricity Market in 2005.

	Average Electricity Prices to Final Clients - PES (€/KWh)	2004	2005	% Chg.
	Average Electricity Prices to Final Clients	0.1025	0.1062	3.6%
	Very High Voltage	0.0451	0.0433	-4.1%
	High Voltage	0.0474	0.0484	2.0%
	Medium Voltage	0.0734	0.0758	3.3%
	Special Low Voltage	0.0968	0.1004	3.7%
	Normal Low Voltage (>20.7 kVA)	0.1109	0.1162	4.8%
	Normal Low Voltage (≤20.7 kVA)	0.1327	0.1365	2.8%
	Public Lighting	0.0840	0.0859	2.3%

Note: Since 2002, the average electricity prices for final clients of VHV, HV and MV, has been adjusted on a quarterly basis to reflect changes in fuel prices. Hence, as from January 1, 2005, the average electricity prices evolution will be different from the presented above

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Cristina Requicha

Elisabete Ferreira

Gonçalo Santos

Rui Antunes

Catarina Mello

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

	In respect to EDP Distribuição regulated activities, ERSE, assuming a 3.6% annual growth in electricity consumption, set the following allowed revenues for 2005: (i) €943.0 million for electricity distribution; (ii) €137.9 million for network services; and (iii) €84.3 million for supply in the public system. As such, total regulated revenues at EDP

EDP – Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal
Capital Social: € 3,656,537,715 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

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Distribuição will amount to €1,165.3 million, in line with the €1,169.3 million set by ERSE for the 2004 tariffs.

Allowed Revenues (€ million)	2004	2005	% Chg.
Electricity Distribution before Adjustments	915.6	929.5	1.5%
t-2 Adjustments	-7.3	13.5	—

Electricity Distribution Activity	908.3	943.0	3.8%
Network Services before Adjustments	161.2	136.6	-15.3%
t-2 Adjustments	0.7	1.4	96.1%

Network Services Activity	161.9	137.9	-14.8%
Supply in the Public System before Adjustments	98.7	82.9	-16.0%
t-2 Adjustments	0.4	1.4	—

Supply in the Public System Activity	99.1	84.3	-14.9%

Total Allowed Revenues at EDP Distribuição	1,169.3	1,165.3	-0.3%

In addition, the rate of return on net assets for EDP Distribuição’s three regulated activities is now set by ERSE at 8.5%, replacing the former 9.0% rate that was defined for the previous regulatory period.

Notwithstanding the deep restructuring already undertaken by EDP Distribuição, in view of the implementation of measures leading to efficiency gains and to the decrease of its controllable costs, as well as the investments made in order to improve service quality of the electricity distribution network, the level of regulated revenues set by ERSE for 2005 does not yet allow for the immediate convergence to the remuneration pre-determined by ERSE, since it does not reflect a decrease in the gap between the cost base used to define regulated revenues and the company’s real cost base.

Within the scope of the current definition of the parameters and tariffs for 2005, EDP Distribuição must note that an opportunity was missed to converge the cost base defined by ERSE and the company’s real cost base. Nevertheless, EDP Distribuição restates its purpose of moving towards the 8.5% return on assets – a target that was announced to be

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achieved in 2007 – and will continue to implement all the management measures that can result in efficiency improvements and a decrease in operating costs.

EDP – Energias de Portugal, S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 7, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer